EXHIBIT 77C

NSAR ITEM 77C

Van Kampen American Capital Enterprise Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital Enterprise Fund
	(the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
	R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	1)	Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

                        For     63,615,433                  Against  1,296,470

	4)	For each AC Fund, to Ratify the Selection of Price
                Waterhouse LLP Independent Public Accountants for its Current Fiscal Year.

                        For     64,728,914                  Against 566,263